EXHIBIT 99-1

NEWS RELEASE


Contact:
Dick Becht
716/655-3800


FOR IMMEDIATE RELEASE



                 ACME ELECTRIC ANNOUNCES YEAR-END RESULTS


     EAST AURORA, N.Y., August 5, 1999  -- Acme Electric Corporation (NYSE:
ACE) reported today that, for the year ended June 30, 1999, sales were $79,813,000 with net income of $2,707,000, or $.53 per share, compared to sales of $90,916,000 and net income of $2,529,000, or $.50 per share, for the prior year.
     Robert J. McKenna, Chairman and CEO, said, "During the year, we have achieved many of our strategic objectives, including establishing a basis for increased sales over time, strengthening our balance sheet, and significantly improving the efficiency and profitability of our operations. We are particularly pleased that these efforts enabled Acme to report higher earnings on a smaller revenue base.
     The decline in sales was attributable to the previously announced loss of a major customer in our electronics business, due to a consolidation process that favored multi-national suppliers much larger than Acme. Our prompt response to this situation helped produce improved financial performance reported for the year.
     A key driver of Acme's future revenue growth is our continuing commitment to developing both new products and customer relationships. We have made considerable progress in both areas.
     During the year, we introduced several new products, including a line of quick-to-install DIN-rail mounted power supplies and a new line of back-up power units for the cable industry. Customer response has been very positive.
     We also established new relationships with several major OEM customers. As an important strategic supplier to each company, we expect these new relationships to provide Acme with many new profitable growth opportunities in the future."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)


                         For the Year Ended  For the 13 Weeks Ended
                         06/30/99  06/30/98  06/30/99  06/30/98


Net Sales                 $79,813   $90,916   $19,532   $23,633
Net Income                 $2,707  $  2,529    $1,021    $1,276
Net Income Per
 Common Share
 (Basic and Diluted)         $.53      $.50      $.20      $.25
Weighted Number of Shares
 Outstanding Used to Compute
 Net Income Per
 Common Share:
  Basic                     5,060     5,046     5,068     5,050
  Diluted                   5,091     5,060     5,110     5,065